CONSENT OF AMEC AMERICAS LIMITED

I, Kris Homer, on behalf of AMEC Americas Limited, consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to AMEC Americas Limited’s name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 and “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (collectively, the “Technical Reports”) included in the 2011 Annual Information Form of NovaGold Resources Inc. dated February 22, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to AMEC Americas Limited’s name and the use of the Technical Reports which are included in the annual report on Form 40-F.

DATED: February 22, 2012

AMEC AMERICAS LIMITED

/s/ Kris Homer
Name: Kris Homer
Title: VP Operations North America Mining and Metals